December 10, 2024

Juan Carlos Mora Uribe
Chief Executive Officer
Bancolombia S.A.
Carrera 48 # 26-85, Avenida Los Industriales
Medell  n, Colombia

       Re: Bancolombia S.A.
           Registration Statement on Form F-4
           Filed December 2, 2024
           File No. 333-283549
Dear Juan Carlos Mora Uribe:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Patrick S. Brown